SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No.)*

                                TYLER CORPORATION
                                -----------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    902184100
                                    ---------
                                 (CUSIP Number)

                                February 26, 1999
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G
CUSIP No. 902184100                                           Page 2 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                 252,800
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                 0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                  252,800
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            252,800

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                  .73%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 902184100                                           Page 3 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                 22,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 1,711,900
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  22,000
    With
                           8        Shared Dispositive Power
                                           1,711,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,733,900

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                  5.03%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 902184100                                           Page 4 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 1,733,900
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  0
    With
                           8        Shared Dispositive Power
                                           1,733,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,733,900

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                  5.03%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 902184100                                           Page 5 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               1,733,900
    Each
  Reporting                7        Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         1,733,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,733,900

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                  5.03%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 902184100                                           Page 6 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               1,733,900
    Each
  Reporting                7        Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         1,733,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,733,900

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                  5.03%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages


Item 1(a)      Name of Issuer:

               Tyler Corporation (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               2121 San Jacinto Street, Suite 3200, Dallas, Texas 75201.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),

               (ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

               (iii) WhiteRock Capital, Inc., a Texas corporation ("White Rock, Inc."),

               (iv)      Thomas U. Barton and

               (v)       Joseph U. Barton.

               This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners and White Rock Management. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)      Citizenship:

               i)        White Rock Partners is a Texas limited partnership;

               ii)       White Rock Management is a Texas limited partnership;

               iii)      White Rock, Inc. is a Texas corporation;

               iv)       Thomas U. Barton is a United States citizen; and

               v)        Joseph U. Barton is a United States citizen.

                                                              Page 8 of 16 Pages

Item 2(d)      Title of Class of Securities:

                    Common Stock, $0.01 par value (the "Shares").

Item 2(e)      CUSIP Number:

                    902184100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    This Item 3 is not applicable.

Item 4.       Ownership:

Item 4(a)     Amount Beneficially Owned:

                         As of March 2, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i) Each of White Rock, Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 1,733,900 Shares. This number consists of (1) 1,459,100 Shares held for the accounts of White Rock Clients, (2) 252,800 Shares held for the account of White Rock Partners and (3) 22,000 Shares held for the account of White Rock Management.

                         (ii) White  Rock  Partners  may  be  deemed  to be  the
                              beneficial owner of the 252,800 Shares held for its account.


Item 4(b)      Percent of Class:

               (i) The number of Shares of which each of White Rock, Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 5.03% of the total number of Shares outstanding.

               (ii) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately .73% of the total number of Shares outstanding.


Item 4(c)      Number of shares as to which such person has:

          White Rock Partners
          -------------------

          (i)  Sole power to vote or to direct the vote:                 252,800

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   252,800

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                              Page 9 of 16 Pages

          White Rock Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                  22,000

          (ii) Shared power to vote or to direct the vote:             1,711,900

          (iii) Sole power to dispose or to direct the disposition of:    22,000

          (iv) Shared power to dispose or to direct the disposition of:1,711,900

          White Rock, Inc.
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,733,900

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,733,900

          Thomas U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,733,900

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,733,900

          Joseph U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,733,900

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,733,900


Item 5.        Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                         (i)  The  shareholders or partners of each of the White
Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                         (ii) The  partners  of White Rock  Management  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                                                             Page 10 of 16 Pages

                         (iii)The partners of White Rock Partners have the right
to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

               White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients and White Rock Management. White Rock Clients expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Partners and White Rock Management.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                         This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 16 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 2, 1999               WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ PAULA STOREY
                                                  -----------------------------
                                                  Paula Storey
                                                  Attorney-in-Fact


Date:  March 2, 1999               WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By:  White Rock Capital Inc.
                                        Its General Partner

                                        By:  /S/ PAULA STOREY
                                             ----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact


Date:  March 2, 1999               WHITE ROCK CAPITAL, INC.

                                   By:  /S/ PAULA STOREY
                                        ---------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact


Date:  March 2, 1999               THOMAS U. BARTON

                                   By:  /S/ PAULA STOREY
                                        ---------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact


Date:  March 2, 1999               JOSEPH U. BARTON

                                   By:  /S/ PAULA STOREY
                                        ---------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact

                                                             Page 12 of 16 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


A.        Joint Filing Agreement dated March 2, 1999 by and among
          White Rock Capital  Partners,  L.P., White Rock Capital
          Management,  L.P., White Rock Capital,  Inc., Thomas U.
          Barton and Joseph U. Barton............................         13

B.        Power of Attorney  dated  October 7th,  1998 granted by
          Mr.   Thomas  U.  Barton  in  favor  of  Paula   Storey         14

C.        Power of Attorney  dated  October 7th,  1998 granted by
          Mr.   Joseph  U.  Barton  in  favor  of  Paula   Storey         15

D.        Power of Attorney  dated  October 7th,  1998 granted by
          White  Rock  Capital,  Inc.  in favor  of Paula  Storey         16